SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 20, 2003

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X    Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No    X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

     This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

     Enclosures: Notice and Proxy Statement re Extraordinary General Meeting of Shareholders.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
PROXY STATEMENT
ITEM 1 — AMENDMENT TO THE ARTICLES OF ASSOCIATION
ITEM 2 — APPOINTMENT OF EXTERNAL DIRECTORS (DAHATZIM)
ITEM 3 — REMUNERATION OF EXTERNAL DIRECTORS (DAHATZIM)
ITEM 4 — APPROVAL OF INDEMNIFICATION OF MR. FULLERTON — ONE OF THE COMPANY’S EXTERNAL DIRECTOR
RESTRICTIONS ON VOTING RIGHTS
Appendix “A”
Appendix “B”
SIGNATURES

PARTNER COMMUNICATIONS COMPANY LTD.
NOTICE OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Rosh Ha’ayin, Israel January 20, 2003

     Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “EGM”) of Partner Communications Company Ltd. (the “Company” or “Partner”), will be held on Monday, February 10, 2003 at 12:00 noon (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournments thereof.

     It is proposed at the EGM to adopt the following resolutions:

(i)	to approve an amendment to the Articles of Association of the Company, as set out in Appendix “A” to the proxy statement attached hereto;

(ii)	to approve the appointment of external Directors (Dahatzim);

(iii)	to approve the remuneration of external Directors (Dahatzim);

(iv)	to approve the indemnification of Mr. Fullerton, an external Director (Dahatz) of the Company.

     Only shareholders of record at the close of business on January 20, 2003 are entitled to receive notice of, and to vote at the EGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the EGM in person.

     Shareholders who will not attend the EGM in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly (and in any event at least two business days prior to the date of the EGM) in the pre-addressed envelope provided. Shareholders may revoke their proxies by written notice received at the offices of the Company prior to the commencement of the EGM, and vote their shares in person.

     The Articles of Association of the Company also allow shareholders of the Company to vote at the EGM by means of a deed of vote and a form of deed of vote will be made available to shareholders registered in the Company’s Shareholder Register on the record. Holders of American Depositary Shares are not registered in the Company’s Shareholder Register but may instruct the Depositary, JPMorgan Chase Bank, as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their American Depositary Shares, in the manner and to the extent provided in the Depositary Agreement governing the American Depositary Shares.

     Registered joint holders of shares should take note that, pursuant to the Articles of Association of the Company, only the first named joint holder of any share shall vote, either in person, by proxy, or by deed of vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholder Register.

     Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9 AM to 5 PM (Israel time). Our telephone number is +972-67-814191.

By Order of the Board of Directors

ROLY KLINGER, ADV. General Counsel and Joint Company Secretary

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 48103, Israel

PROXY STATEMENT

     This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company” or “Partner”) in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders (the “EGM”), to be held on February 10, 2003 at 12:00 noon (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournments thereof.

     It is proposed at the EGM to adopt the following resolutions:

(i)	to approve an amendment to the Articles of Association of the Company, as set out in Appendix “A” attached hereto;

(ii)	to approve the appointment of external directors (Dahatzim);

(iii)	to approve the remuneration of external directors (Dahatzim);

(iv)	to approve the indemnification of Mr. Fullerton, an external director (Dahatz) of the Company.

     A form of proxy for use at the EGM and a return envelope for the proxy are enclosed. Shareholders may revoke their proxies by written notice received at the offices of the Company prior to the EGM and vote their shares in person. Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and delivered to the Company at least two business days prior to the date of the EGM, will be voted as indicated on the form or, if no preference is noted, will be voted in favor of the matters described above.

     Proxies for use at the EGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on January 20, 2003 will be entitled to receive notice of, and to vote at the EGM. Proxies are being mailed to shareholders on or about January 20, 2003 and will be solicited primarily by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

     On January 16, 2003 the Company had outstanding 181,598,416 Ordinary Shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the EGM. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the EGM, or who have delivered to us a deed of vote, and entitled to vote, will constitute a quorum at the EGM.

ITEM 1 — AMENDMENT TO THE ARTICLES OF ASSOCIATION

     In the interests of good corporate governance, the Board of Directors of the Company desires to constitute an Audit Committee comprising of three members, each qualified as Independent Director, pursuant to applicable U.S. and other requirements, including, inter alia, the requirements of the Nasdaq National Market. The Company also desires that all three Independent Directors shall be qualified as External Directors (Dahatzim), according to the Israel Companies Law of 1999 (the “Companies Law”).

     In order to appoint an additional External Director (Dahatz) or an Independent Director in this EGM, it will be necessary to amend the Articles of Association, to allow an Extraordinary General Meeting to appoint an External Director (Dahatz) or an Independent Director. The proposed amendment to the Articles of Association also clarifies the requirements of the Companies Law applicable to External Director (Dahatz).

     It is proposed that at the EGM the following resolution be adopted:

“RESOLVED, to amend the Articles of Association of the Company, as set out in Appendix “A” attached hereto”.

     The affirmative vote of the holders of at least three quarters of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 2 — APPOINTMENT OF EXTERNAL DIRECTORS (DAHATZIM)

     Pursuant to the provisions of the Companies Law , the Company is required to have at least two External Directors (Dahatzim) on its Board of Directors. In the interests of good corporate governance, the Board of Directors of the Company desires to have three External Directors (Dahatzim), which are also qualified as Independent Directors. The Board of Directors has approved the re-appointment of Mr. Avraham Bigger (“Mr. Bigger”) and Mr. Ben-Zion Zilberfarb (“Mr. Zilberfarb”) as an External Director (Dahatz) of the Company and the appointment of Mr. Robert Donald Fullerton (“Mr. Fullerton”) as an additional External Director (Dahatz) of the Company, subject to the approval of the EGM.

     The term of office of each of Mr. Bigger and Mr. Zilberfarb as an External Director (Dahatz) of the Company expires on February 9, 2003. The Companies Law allows the re-appointment of an existing External Director (Dahatz) for one additional term of three years.

     Avraham Bigger, 56, has been an external director of Partner since February 2000. From 1998 to the present, he has been a director and owner of Bigger Investments Ltd. and chairman and owner of Caniel Beverage Packaging Ltd. and Caniel Packaging Industries Ltd. Since February 2002, he has been the chairman of Y.D. Vehicles and Transportation Ltd. He also serves on the boards of directors of several companies. He was the Chief Executive Officer of Menorah Insurance Company Ltd. and a member of the board of directors of Menorah during 1997. He served on the board of directors of Bank Leumi Le Israel B.M. and as a member of the Finance Committee and Credit Committee of this Bank during 1995. From 1993 to 1996, he was the Chief Executive Officer of Paz Oil Company Ltd. From 1986 to 1993, he was the Chief Executive Officer of the Israel General Bank Ltd., and prior to that, held various management positions in Clal Industries Ltd. He also served in various positions in the Israeli Ministry of Finance, including Special Assistant to the General Director of the Ministry of Finance. He received his Bachelor’s degree in Economics and Master of Arts degree in Business Management from the Hebrew University of Jerusalem.

     Ben-Zion Zilberfarb, 53, has been an external director of Partner since February 2000. Professor Zilberfarb is currently a professor of Economics and chairman of the A. Meir Center for Banking at Bar-Ilan University. He is a member of the board of directors of Fundtech Ltd. He was the chairman of the board of directors of Euro-Trade Bank during 2000-2001, of Karnit Insurance Company during 1998 to 2002 and he was the Director General of the Israeli Ministry of Finance from 1998 to 1999 and a member of several governmental committees. He also served as the chairman of the Investment Committee, Bank Leumi Provident Funds and consultant to several financial institutions and several governmental and regulatory authorities, including the Israel Securities Authority and the Bank of Israel. He received a Ph.D. in Economics from the University of Pennsylvania and a Bachelor’s degree and Master of Arts degree, both in Economics, from the Bar-Ilan University.

     Robert Donald Fullerton, 71, was elected as a director of Canadian Imperial Bank of Commerce (CIBC) (formerly The Canadian Bank Of Commerce) in 1974. He joined the Bank in 1953 and served in a variety of positions in the branch system and International Division including New York. He served in the following senior executive positions prior to becoming Chairman, President and Chief Executive Officer in 1985, Regional General Manager International, Regional General Manager Saskatchewan, Chief General Manager and President. During this period he chaired many of the board committees including the Executive Committee and the Audit Committee. Mr. Fullerton retired as an Executive Officer in 1992 but remained on the board and continued to chair the Executive Committee until 1999. He continues to serve as a director. Mr. Fullerton currently serves on the boards of directors of George Weston Limited (“Weston”), Hollinger Inc. and Asia Satellite Telecommunications Holdings Ltd. (“Asia Sat”) and chairs the Audit Committees of both Weston and Asia Sat. During his career he has served on the board of directors of a large number of both domestic and international companies including I.B.M.Canada, Honeywell Inc., Amoco Petroleum Canada, Orange plc., Ontario Hydro, Westcoast Energy as well as many cultural and educational entities. He received a Bachelor’s degree in Arts from the University of Toronto in 1953.

     It is proposed that at the EGM the following resolutions be adopted:

     “RESOLVED:

(i)	to re-appoint each of Mr. Bigger and Mr. Zilberfarb as an External Director (Dahatz) of the Company for one additional term of three years in accordance with the Companies Law, commencing on February 10, 2003; and

(ii)	to appoint Mr. Fullerton as an additional External Director (Dahatz) of the Company for a term of three years in accordance with the Companies Law, commencing on February 10, 2003.”

     The election of external directors (Dahatz) under the Companies Law requires approval by the general meeting of the shareholders provided that either (a) the majority of the votes at the meeting, including at least one third of the votes of non-controlling shareholders voted at the meeting, voted in favor of the resolution, or (b) the total number of votes against the resolution among the shareholders mentioned in paragraph (a) above does not exceed one percent of the aggregate voting rights in the Company.

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 3 — REMUNERATION OF EXTERNAL DIRECTORS (DAHATZIM)

     Under the Companies Law and regulations promulgated under the Companies Law, the Companies Regulations (Rules for the Compensation and Expenses for an External Director), 2000, as may be amended from time to time (the “Regulations”), the remuneration with which we wish to provide our External Directors (Dahatzim) requires the approval of shareholders.

     The Regulations provide tables for payment of “annual remuneration” and for additional remuneration based on the participation of the External Directors (Dahatzim) in meetings or resolutions of the Board of Directors or committees thereof. The Regulations also allow for reimbursement of certain expenses to External Directors (Dahatzim).

     The Audit Committee and the Board of Directors approved payment of the following remuneration for Mr. Bigger, Mr. Zilberfarb and Mr. Fullerton, as External Directors (Dahatzim) of the Company:

(i)	an annual fee (the “Annual Fee”) and an attendance fee (the “Attendance Fee”) to each such External Director in the maximum amount permitted under the Regulations; provided that the Annual Fee shall not exceed an amount of or equal to US$30,000 per year and the Attendance Fee shall not exceed an amount of or equal to US$1,000 per Board or Board Committee meeting (the “Approved Caps”);

(ii)	reimbursement of certain expenses to the External Directors, as allowed by the Regulations;

The maximum amounts currently permitted under the Regulations, with respect to the Company for the Annual Fee is NIS42,245 per annum and for the Attendance Fee is NIS1,625 per Board or Board committee meetings attended by the External Director (each indexed to the Consumer Price Index published in June, 1999, in accordance with the Regulations).

     It is proposed that at the EGM the following resolutions be adopted:

     “RESOLVED:

(a)	to approve the payment of the Annual Fee and the Attendance Fee to each of Mr. Bigger, Mr. Zilberfarb and Mr. Fullerton upon, and subject to, each being duly appointed as an External Director (Dahatz) of the Company in the amounts specified in the annexes to the Regulations under the heading “maximum amount” with respect to the Company (being classified as a Class D Company therein), such amounts shall be automatically increased to the maximum amounts permitted from time to time in accordance with, and the payment of which shall otherwise be subject to, the Regulations or any other regulations and/or applicable law (without further actions of the Audit Committee, the Board of Directors or the Shareholders); provided that the Annual Fee and the Attendance Fee shall not exceed the relevant Approved Caps;

(b)	to approve the reimbursement of expenses as set forth in the Regulations to each such External Director (Dahatz) , subject to his appointment as such.”

     The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 4 — APPROVAL OF INDEMNIFICATION OF MR. FULLERTON —
ONE OF THE COMPANY’S EXTERNAL DIRECTOR

     The Companies Law and the Company’s Articles of Association authorize the Company, subject in each case to the approval of shareholders, to indemnify a director of the Company for liability or expense he incurs in consequence of an action done by him in the capacity as a director of the Company for:

(i)	any financial liability imposed on the director in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by court; and

(ii)	reasonable litigation expenses, including legal fees, incurred by the director or which he or she was ordered to pay by a court, within the framework of proceedings filed against him or her by the Company or on its behalf or by another person, or in a criminal proceeding in which he or she was acquitted, or in a criminal proceeding in which he or she was convicted of a felony which does not require a finding of criminal intent.

     The Company may indemnify a director after the fact and may undertake to indemnify a director in advance, provided the undertaking is restricted to events of a kind which the Company’s Board of Directors believes can be anticipated at the time of the making of the indemnification undertaking and at an amount the Board of Directors has determined is reasonable in the circumstances.

     The Companies Law and the Articles of Association of the Company provide that the Company may not indemnify a director for: (a) a breach of the director’s duty of loyalty toward the Company unless the director acted in good faith and had reasonable grounds to assume that the action would not harm the Company; (b) a breach of the director’s duty of care done intentionally or with haste (“pezizut”); (c) an intentional act intended to unlawfully yield a personal profit; or (d) a fine or a penalty imposed upon the director.

     The Audit Committee and the Board of Directors unanimously resolved to indemnify Mr. Fullerton, one of the Company’s External Director (Dahatz), to the fullest extent permitted by law and to issue to him an indemnification letter substantially in the form attached as Exhibit “B” hereto (the “Indemnification Letter”).

     The terms of the Indemnification Letter are substantially similar to the terms of the indemnification letters issued to Mr. Bigger and Mr. Zilberfarb in May 2001, which shall continue in full force and effect upon the re-appointment of Mr. Bigger and Mr. Zilberfarb as External Directors (Dahatzim) of the Company.

     It is proposed, in accordance with the Companies Law and the Company’s Articles of Association, that at the EGM the following resolution be adopted:

“RESOLVED, to approve the indemnification of Mr. Fullerton, one of the Company’s External Director (Dahatz), to the fullest extent permitted by law and to provide him with the Indemnification Letter.”

     The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the indemnification of Mr. Fullerton, one of the Company’s External Directors (Dahatz).

The Board of Directors recommends a vote FOR approval of this proposed resolution.

RESTRICTIONS ON VOTING RIGHTS

     Partner conducts its operations pursuant to a license granted to Partner by the Minister of Communications of the State of Israel. Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, Partner’s license contain provisions that may cause the suspension of voting rights of the holders of Ordinary

Shares or ADSs if such voting rights would breach the ownership limits contained in our license. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications in Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered as dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders.

     Any shareholder seeking to vote at the General Meetings must notify the Company prior to the vote, or, if the vote is by deed of vote, must so indicate on the deed of vote, if any of the shareholder’s holdings in Partner or the shareholder’s vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in sections 21 and 23 of Partner’s license. If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his or her vote shall not be counted.

By Order of the Board of Directors

ROLY KLINGER, ADV. General Counsel and Joint Company Secretary

Dated: January 20, 2003

Appendix “A”

Proposed Integrated Amendments to Articles of Association

1. Article 23.2.4

“The Board of Directors shall include independent and/or external Directors required to comply with the applicable requirements of any Law, the Nasdaq Stock Market, the London Stock Exchange and any other investment exchange on which the securities of the Company are or may become quoted or listed. The requirements of the Companies Law applicable to an external Director (Dahatz) shall prevail over the provisions of these Articles of Association to the extent these Articles of Associations are inconsistent with the Companies Law, and shall apply to the extent these Articles of Associations are silent”.

2. Article 23.3

     “The Election of Directors and their Terms of Office

23.3.1	The Directors shall be elected at each Annual Meeting and shall serve in office until the close of the next Annual Meeting, unless their office becomes vacant earlier in accordance with the provisions of these Articles of Association. Each Director of the Company shall be elected by an Ordinary Majority at the Annual Meeting; provided, however, that external Directors shall be elected in accordance with applicable law and/or any relevant stock exchange rule applicable to the Company. The elected Directors shall commence their terms from the close of the Annual Meeting at which they are elected, unless a later date is stated in the resolution with respect to their appointment.

23.3.2	In each Annual Meeting, the Directors that were elected in the previous Annual Meeting, and thereafter, in any Extraordinary Meeting shall be deemed to have resigned from their office. A resigning Director may be reelected.

23.3.3	Notwithstanding the other provisions of these Articles of Association and without derogating from Article ~~prejudice to the provision~~ 23.4, an Extraordinary Meeting of the Company may elect any person as a Director, to fill an office which became vacant or to serve as an external Director (Dahatz) or an independent Director and also in any event in which the number of the members of the Board of Directors is less than the minimum set in the Articles of Association. Any Director elected in such manner (excluding an external Director (Dahatz) shall serve in office until the coming Annual Meeting, unless his office becomes vacant earlier in accordance with the provisions of these Articles of Association and may be reelected.

23.3.4	An elected external Director (Dahatz) shall commence his term from the date of, and shall serve for the period stated in, the resolution of the General Meeting at which he was elected, notwithstanding Article 23.3 above, unless his office becomes vacant earlier in accordance with the provisions of the Companies Law. A General Meeting may reelect an external Director (Dahatz) for additional term(s) as permitted by the Companies Law.”

Appendix “B”

January 20, 2003

Mr. Robert Donald Fullerton

Dear Mr. Fullerton

Letter of Indemnification

     Partner Communications Company Ltd. (“Partner”) hereby undertakes to indemnify you, as a director of Partner, to the fullest extent and in the maximum amount permitted by law, against all payments, costs or expenses (including reasonable legal expenses) you incur as a result of any financial obligation you bear in connection with any proceeding, investigation or threat, or criminal proceeding from which you will be acquitted or in which you are convicted, provided however, that the crime for which you are convicted does not require a finding of criminal intent, in each such case, including a settlement judgment or an arbitration decision approved by court, all in connection with and in the scope of your activities as a director of Partner (including activities you participated in before the date of this indemnification letter).

     Upon the occurrence of an event for which you may be entitled to be indemnified, subject to the terms of this letter and any laws applicable at such time, Partner shall provide you with the necessary payments to cover all your expenses and other payments in respect of the legal proceedings in question, so that you will not have to pay for or finance them yourself.

     Indemnification according to this letter will be subject to applicable law and to the following terms and conditions:

1.	That you notify Partner within a reasonable time of your learning of any legal proceedings instigated against you in connection with any event that may give rise to indemnification and that you provide Partner, or anyone specified by Partner, with any documents connected to the proceeding in question.

2.	That Partner reserves the right to represent you in the proceedings or to appoint any legal counsel of its choice for this purpose (unless its choice of legal counsel is unacceptable to you for reasonable reasons). Partner or such legal counsel will take all necessary steps to bring the matter to a close and will keep you informed of key steps in the process. The appointed counsel will be bound by a fiduciary duty to you and to Partner. If a conflict of interests should arise between the appointed counsel and yourself, counsel will inform Partner and you will be entitled to appoint a different counsel reasonably acceptable to Partner and the terms of this indemnification agreement shall apply to the new appointment. If Partner should decide to settle by arbitration, it shall be allowed to do so as long as the proceedings against you are terminated first or in parallel. If Partner so requests, you will sign any document that will empower it or any appointed counsel to represent you and defend you in any proceeding as stated above. You will cooperate as reasonably demanded of you with Partner and any appointed legal counsel and Partner shall cover all related expenses so that you will not have to make any payments or incur any expenses yourself.

3.	That whether or not Partner shall operate in accordance with section 2 above, it shall still cover all and every kind of expense incurred by you that is included in the introductory paragraph of this agreement so that you will not have to pay or finance them yourself. You will not be indemnified for any expenses arising from a settlement or arbitration unless Partner has agreed to the settlement or arbitration.

4.	That according to this indemnification letter, Partner will not be required to pay any sums that were, in fact, already paid to you or for you in respect of insurance or any other indemnification obligations made to you by anyone in Partner.

5.	That upon your request for payment in connection with any event according to this indemnification letter, Partner shall complete all the necessary arrangements required by the law for payment and shall act to receive all necessary authorizations, if demanded. If any authorization should be required for payment, and the payment is not authorized for any reason, this payment or part of it will be subject to the approval of the court (if relevant) and Partner shall act in order to receive authorization.

6.	That in the event that you are indemnified and paid for any sums in accordance with this letter of indemnification in connection with a legal proceeding, and later it becomes clear that you were not entitled to such payments, the sums will be considered as a loan given to you by Partner subject to a low interest rate as specified in section 3(9) of the Income Tax Ordinance or any other legislation replacing it and which is not a taxable benefit. You shall be required to repay such amounts in accordance with the payment arrangements fixed by Partner, and at such time as Partner shall request in writing.

7.	That you shall remain entitled to indemnification by Partner as provided in this letter of indemnification even when you are no longer a director in Partner, as long as the events that led to the payments, costs and expenses for which indemnification is being sought took place while you were a director.

8.	That the judicial authority which ruled in the relevant proceeding did not establish that your actions were a breach of the duty of care made intentionally or with haste (“pzizut") or an intentional act intended to unlawfully yield a personal profit.

9.	That you shall not be entitled to indemnification for a breach of your duty of loyalty to Partner, unless you acted in good faith and had reasonable grounds to assume that the action would not harm Partner. Also, you shall not be entitled to indemnification for a fine or a penalty imposed on you.

10.	The indemnification set forth in this letter of indemnification shall include financial obligations relating to each of the following subjects:

10.1	Any offering of Partner’s securities to private investors and/or to the public and listing of such securities, and/or the offer by Partner to purchase securities from the public and/or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any such offering and Partner’s status as a public company or as an issuer of securities.

10.2	Partner’s status, obligations and/or actions as a public company, and/or the fact that Partner’s securities were issued to the public or to private investors and/or are traded on a stock exchange (including Nasdaq stock market), whether in Israel or abroad.

10.3	The erection, construction and operation of Partner’s mobile telephone network, including the erection and operation of antennas and other equipment and environmental issues, including undertakings, activities and communications with authorities regarding the foregoing and including the work performed by Partner’s subcontractors in connection therewith.

10.4	The purchase, distribution, marketing and sale of handsets, other terminal equipment and any other of Partner’s products and/or any marketing plans and/or publications.

10.5	Investments Partner and/or its subsidiaries and/or its affiliates make in other entities whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken or alleged omissions by you in the name of Partner and/or any subsidiary thereof and/or any affiliates thereof as a director, officer, employee and/or a board observer of the entity which is the subject of the transaction and the like.

10.6	The merger, acquisition or other business combination or any such proposed transaction of Partner, any subsidiary thereof and/or any affiliate thereof with or into another entity and/or the sale or proposed sale of the operations and/or business, or part thereof, of Partner, any of its subsidiaries and/or any of its affiliates.

10.7	Labor relations and/or employment matters in Partner, its subsidiaries and/or its affiliates and trade relations of Partner, its subsidiaries and/or its affiliates, including with employees, independent contractors, customers, suppliers and various service providers.

10.8	The testing of products developed and/or marketed by Partner, its subsidiaries and/or its affiliates and/or in connection with the distribution, sale, license or use of such products.

10.9	The intellectual property of Partner, its subsidiaries and/or its affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property.

10.10	Actions taken (or alleged omissions) pursuant to or in accordance with the policies and procedures of Partner, its subsidiaries and/or its affiliates, whether such policies and procedures are published or not.

10.11	The borrowing or other receipt of funds and any other financing transaction or arrangement, or any such proposed transaction, agreement or arrangement.

10.12	Class actions, derivative actions or any other legal proceedings against you and/or Partner and/or any of its subsidiaries or affiliates, in connection with your role and/or activities in Partner or on its behalf.

10.13	Any other actions which can be anticipated for companies of the type of Partner, and which the Board of Directors may deem appropriate.

11.	Although Partner cannot accurately predict the maximum exposure with respect to any of the above subjects, Partner believes that an amount of $10 million per subject (under this Letter of Indemnification together with any prior indemnification letter, if granted to you) is a reasonable maximum for the indemnification set forth herein. However, in the event you would have been entitled to additional indemnification but for this maximum, Partner will consider in good faith increasing his maximum and/or indemnifying you retroactively for financial obligations in excess of this maximum, on a case-by-case basis.

12.	For the avoidance of doubt, it is hereby clarified that nothing contained in this letter derogates from Partner’s right to indemnify you post factum, subject to applicable law, for any amounts which you may be obligated to pay without the limitations set forth above.

You should be aware that, insofar as indemnification for liabilities arising under the United States Securities Act of 1933 (the “Securities Act”) may be permitted to Partner’s directors and offices, Partner has been advised that in the opinion of the U.S. Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event of a claim for such indemnification, Partner will (in accordance with an undertaking given to the SEC), unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

This Letter of Indemnification and all issues related thereto shall be governed by the law of the State of Israel, without giving effect to any conflicts of law principles. The courts in Tel Aviv, Israel shall have the exclusive local and international jurisdiction in connection with this Letter of Indemnification.

on behalf of

Partner Communications Company Ltd.

I accept the terms and conditions of the above.

[Director]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By	/s/ Alan Gelman

Name: Alan Gelman Title: Chief Financial Officer

Dated: January 20, 2003